RHCA Securities, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(116,303)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in prepaid expenses		(14,736)
Net cash used in operating activities		(131,039)

CASH FLOWS FROM FINANCING ACTIVITIES

Member contributions		137,000
Distributions to member		(12,500)
Cash provided by financing activities		124,500

NET DECREASE IN CASH		(6,539)
Cash at beginning of year		13,000
Cash at end of year	$	6,461

SUPPLEMENTAL DISCLOSURE

Income taxes paid	$	-
Interest paid	$	-

The accompanying notes are an integral part of these financial statements.